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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of
the Securities Exchange Act of 1934 (Amendment No. 1)

Filed by the Registrant ☐
Filed by a Party other than the Registrant ☒
Check the appropriate box:
☒	Preliminary Proxy Statement
☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☐	Definitive Proxy Statement
☐	Definitive Additional Materials
☐	Soliciting Material Pursuant to §240.14a-12
OFFICEMAX INCORPORATED
(Name of Registrant as Specified In Its Charter)

K CAPITAL OFFSHORE MASTER FUND (U.S. DOLLAR), L.P.
SPECIAL K CAPITAL OFFSHORE MASTER FUND (U.S. DOLLAR), L.P.
K CAPITAL PARTNERS, LLC
HARWICH CAPITAL PARTNERS, LLC
ABNER KURTIN
KARL L. MEYER
C/O K CAPITAL PARTNERS, LLC
75 Park Plaza
Boston, MA 02116
(617) 646-7700
(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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Preliminary Copies

K CAPITAL OFFSHORE MASTER FUND (U.S. DOLLAR), L.P.
SPECIAL K CAPITAL OFFSHORE MASTER FUND (U.S. DOLLAR), L.P.
K CAPITAL PARTNERS, LLC
HARWICH CAPITAL PARTNERS, LLC
ABNER KURTIN
KARL L. MEYER
C/O K CAPITAL PARTNERS, LLC

75 Park Plaza
Boston, MA 02116
(617) 646-7700

IMPORTANT RE:

OFFICEMAX INCORPORATED
ANNUAL MEETING OF SHAREHOLDERS ON MAY 9, 2005

K Capital Nominates Karl L. Meyer as an Independent Director
At May 9, 2005 Annual Meeting of Shareholders

April    , 2005

Dear Fellow Shareholder of OfficeMax Incorporated:

        K Capital Offshore Master Fund (U.S. Dollar), L.P. and Special K Capital Offshore Master Fund (U.S. Dollar), L.P. (collectively, "K Capital") are soliciting your vote at the Annual Meeting of Shareholders of the Company (the "Annual Meeting") to be held on Monday, May 9, 2005. K Capital and its affiliates who are also participating in this solicitation, beneficially own approximately 5,795,800 shares of stock of OfficeMax Incorporated ("OfficeMax" or the "Company") (approximately 6.2% of the Company's outstanding shares on an as converted basis). We propose that the shareholders elect Karl L. Meyer as a director. We believe that Mr. Meyer is highly qualified to serve and will make an excellent board member. Mr. Meyer is not affiliated with K Capital.

        Due to the Company's poor financial performance since the acquisition of OfficeMax, the loss of senior management and issues related to executive compensation (details of each of these issues are provided in our enclosed proxy material), we have lost confidence in the board and management of OfficeMax. This loss of confidence prompted us to ask the Company to consider strategic alternatives. The loss of confidence has also prompted us to nominate Mr. Meyer for election to the board.

        We urge you to elect Mr. Meyer to the Board of Directors because we believe that election of a new member to OfficeMax's Board of Directors would be beneficial to the Company and its shareholders. Among other things, electing a new director who is unaffiliated with the Company's past should provide a new voice and fresh perspective.

        Please join us in revitalizing OfficeMax's Board by voting FOR Mr. Meyer on the enclosed GREEN proxy card. The Annual Meeting is scheduled to take place on Monday, May 9, 2005. The enclosed proxy statement contains important information concerning the Annual Meeting and Mr. Meyer—we strongly encourage you to read it carefully.

        WE URGE YOU TO SIGN, DATE, AND RETURN THE ENCLOSED GREEN PROXY CARD TODAY.

        IF YOU HAVE ANY QUESTIONS ABOUT EXECUTING YOUR PROXY OR REQUIRE ASSISTANCE, PLEASE CALL INNISFREE M&A INCORPORATED, TOLL-FREE AT (877) 825-8971.

Thank you for your support.
On Behalf of K Capital,
Sincerely,
ROBERT T. NEEDHAM CHIEF FINANCIAL OFFICER K CAPITAL PARTNERS, LLC, THEIR GENERAL PARTNER

IMPORTANT

        Please sign, date and return the enclosed GREEN proxy card TODAY in the envelope provided.

        THIS SOLICITATION IS BEING MADE BY K CAPITAL AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY.

        YOUR VOTE IS IMPORTANT. PLEASE SIGN AND DATE THE ENCLOSED GREEN PROXY CARD AND RETURN IT IN THE ENCLOSED ENVELOPE PROMPTLY. PROPERLY VOTING THE ENCLOSED GREEN PROXY CARD AUTOMATICALLY REVOKES ALL PRIOR PROXY CARDS PREVIOUSLY SIGNED BY YOU.

        DO NOT MAIL ANY PROXY CARD OTHER THAN THE ENCLOSED GREEN CARD IF YOU WISH TO VOTE FOR THE NOMINEE THAT K CAPITAL SUPPORTS.

        EVEN IF YOU PREVIOUSLY HAVE VOTED A PROXY CARD FURNISHED TO YOU BY THE COMPANY'S CURRENT BOARD, YOU HAVE THE LEGAL RIGHT TO CHANGE YOUR VOTE BY SIGNING, DATING AND RETURNING THE ENCLOSED GREEN PROXY CARD. ONLY YOUR LATEST DATED PROXY WILL COUNT AT THE MEETING.

        HOLDERS OF RECORD OF SHARES OF COMMON STOCK AS OF MARCH 21, 2005, THE RECORD DATE FOR VOTING AT THE ANNUAL MEETING, ARE URGED TO SUBMIT A GREEN PROXY CARD EVEN IF YOUR SHARES ARE SOLD AFTER THE RECORD DATE.

        IF YOU PURCHASED SHARES OF COMMON STOCK AFTER THE RECORD DATE AND WISH TO VOTE SUCH SHARES AT THE MEETING, YOU SHOULD OBTAIN A SIGNED GREEN PROXY CARD FROM THE SELLER OF SUCH SHARES.

        IF YOUR SHARES ARE REGISTERED IN YOUR OWN NAME, PLEASE SIGN, DATE AND MAIL THE ENCLOSED GREEN PROXY CARD TO US IN CARE OF INNISFREE M&A INCORPORATED, THE FIRM ASSISTING US IN THE SOLICITATION OF PROXIES, IN THE POSTAGE-PAID ENVELOPE PROVIDED. IF YOUR SHARES ARE HELD IN THE NAME OF A BROKERAGE FIRM, BANK NOMINEE OR OTHER INSTITUTION, ONLY THAT INSTITUTION CAN SIGN A GREEN PROXY CARD WITH RESPECT TO YOUR SHARES AND ONLY UPON RECEIPT OF SPECIFIC INSTRUCTIONS FROM YOU. ACCORDINGLY, YOU SHOULD CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND GIVE INSTRUCTIONS FOR A GREEN PROXY CARD TO BE SIGNED REPRESENTING YOUR SHARES. WE URGE YOU TO CONFIRM IN WRITING YOUR INSTRUCTIONS TO THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND TO PROVIDE A COPY OF SUCH INSTRUCTIONS TO US IN CARE OF INNISFREE M&A INCORPORATED AT THE ADDRESS INDICATED BELOW SO THAT WE WILL BE AWARE OF ALL INSTRUCTIONS GIVEN AND CAN ATTEMPT TO ENSURE THAT ALL SUCH INSTRUCTIONS ARE FOLLOWED.

        If you have any questions about executing your proxy or require assistance, please call our proxy solicitor:

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, NY 10022
Shareholders Call Toll-Free: (877) 825-8971
Banks and Brokers Call Collect: (212) 750-5833

Preliminary Copies

K CAPITAL OFFSHORE MASTER FUND (U.S. DOLLAR), L.P.
SPECIAL K CAPITAL OFFSHORE MASTER FUND (U.S. DOLLAR), L.P.
C/O K CAPITAL PARTNERS, LLC
K CAPITAL PARTNERS, LLC
HARWICH CAPITAL PARTNERS, LLC
ABNER KURTIN
KARL L. MEYER
75 Park Plaza
Boston, MA 02116
(617) 646-7700

PROXY STATEMENT
OF
K CAPITAL OFFSHORE MASTER FUND (U.S. DOLLAR), L.P.
SPECIAL K CAPITAL OFFSHORE MASTER FUND (U.S. DOLLAR), L.P.

ANNUAL MEETING OF SHAREHOLDERS
OF
OFFICEMAX INCORPORATED
To be held on
MAY 9, 2005
2:00 p.m., Central Daylight Time
at
Wyndham Northwest Chicago Hotel
400 Park Boulevard
Itasca, Illinois 60143

        The enclosed GREEN proxy card is solicited on behalf of K Capital Offshore Master Fund (U.S. Dollar), L.P. and Special K Capital Offshore Master Fund (U.S. Dollar), L.P. (collectively, "K Capital"). Only shareholders of record of OfficeMax Incorporated ("OfficeMax" or the "Company") at the close of business on March 21, 2005 will be entitled to notice of and to vote at the Annual Meeting of Shareholders to be held on May 9, 2005 (together with any adjournments or postponements of such meeting, the "Annual Meeting") with each outstanding share of OfficeMax capital stock entitled to one vote. As of March 21, 2005, the record date, the Company had outstanding 93,798,432 shares of common stock, $2.50 par value per share, and 1,345,717 shares of Series D convertible preferred stock, each such share without par value, of which shares 5,795,800 were held beneficially by K Capital and its affiliates who are also participating in this solicitation, representing approximately 6.2% of the outstanding shares on the record date on an as converted basis. K Capital and its affiliates beneficially hold the same number of shares today. It is anticipated that K Capital's mailing to shareholders of this Proxy Statement and the enclosed GREEN proxy card will commence on or about April    , 2005. The Company's corporate headquarters are located at 150 Pierce Road, Itasca, Illinois 60143.

        At the Annual Meeting, K Capital proposes to elect a highly qualified nominee to the Company's Board of Directors (the "Board")—Karl L. Meyer—to hold office until the 2008 Annual Meeting of

Shareholders, or until his successor has been duly elected and qualified. K Capital believes that Mr. Meyer, if elected, will provide valuable perspective to the Board and will seek to act in the best interests of the Company's shareholders. If K Capital determines at or prior to the Annual Meeting that Mr. Meyer is unable or otherwise unavailable to serve as a director, K Capital reserves the right to nominate a replacement candidate for election as a director.

        We urge you to elect Mr. Meyer to the Board because we believe that election of a new member to OfficeMax's Board would be beneficial to the Company and its shareholders. Among other things, electing a new director who is unaffiliated with the Company's past should provide a new voice and fresh perspective. We have not asked Mr. Meyer to be an advocate for any narrow, programmatic set of proposed remedies for the Company's current challenges. Rather, Mr. Meyer has indicated that he intends to call on the Board to give comprehensive consideration, through an open-minded deliberative process, to creating value for shareholders.

        The reasons why K Capital thinks that Mr. Meyer's election will be beneficial to shareholders in each of the ways outlined above are discussed below under the heading "WHY YOU SHOULD VOTE FOR MR. MEYER AS A DIRECTOR."

PRIOR CONTACTS BETWEEN K CAPITAL AND THE COMPANY

        As a concerned shareholder of the Company, we have raised issues with the Company regarding operating performance, compensation, senior management and other matters, and also have urged the Company to consider strategic alternatives, such as a break up or sale of the Company. Although we have not reached a definitive conclusion in regard to any particular strategic alternative, we believe that such alternatives deserve very close scrutiny by the Board of Directors.

        On February 25, 2005, we notified the Company in writing that we believe the poor performance achieved under the Company's current strategy is unacceptable and that strategic alternatives such as a sale should be considered. On March 2, 2005, we contacted the Company's Investor Relations Department to schedule a meeting with representatives of the Company to discuss the issues raised in our February 25, 2005 correspondence. The Company, however, would not agree to meet with us prior to their earnings release conference call, scheduled for March 14, 2005.

        On March 10, 2005, we engaged The Blackstone Group, L.P. ("Blackstone"), an investment banking firm, as our financial adviser in connection with exploring strategic alternatives that may be available to the Company. Blackstone was engaged to perform business and financial analysis and valuations of the Company and communicate with representatives of the Company, as well as various other parties, including other industry participants, analysts and shareholders regarding the value of the Company's common stock and the Company's possible strategic alternatives. Since March 10, 2005, Blackstone has reviewed publicly-available information and such other information as appropriate in order to assess the situation at OfficeMax. At two meetings and in several conference calls, Blackstone has shared with K Capital the results of its investigation of the Company's publicly reported financial information and its preliminary analysis of strategic alternatives potentially available to the Company. Blackstone has also discussed with K Capital the potential benefits of sharing its preliminary findings with the Company, in the belief that doing so may increase the likelihood that the Board will ultimately select the best alternative for shareholders. In addition, Blackstone has contacted three independent directors of the Company on various dates to gauge the interest of such directors, and the Board generally, in talking with K Capital.

        On March 14, 2005, during a conference call with public investors, George Harad, the Company's CEO, stated that "we believe that now is not the time and is a particularly inopportune time to change direction. Given the multiple elements of our plan which are under way, and the transitory factors that are affecting the valuation of OfficeMax, we do not believe it serves the Company's or the shareholders' interest for the Board to divert its attention and efforts from the plan we are on."

        On March 14, 2005 and March 18, 2005, the Company's Investor Relations Department sent us emails relating to our request for a meeting. The March 18 email stated, in pertinent part, that

        "While we are not ruling out any possibilities, given our extensive consideration of the appropriate strategy to build shareholder value in OfficeMax, we do not believe it serves the Company's or shareholders' interests to divert our attention and full efforts from the pursuit of our current strategy. Accordingly, in an effort to minimize disruption to our efforts and ongoing operations, we asked, and are asking again, that if you have a specific strategic proposal for the Company, we submit your proposal to us in writing, presented in detail and accompanied by backup sufficient to allow us to evaluate it. We assure you that we will give appropriate attention to any specific strategic proposal you submit to us. If your proposal would indeed provide a substantially better outcome for OfficeMax shareholders, we would be prepared to meet with you to discuss the proposal further, as warranted. However, in the absence of any specific proposal from you, we continue to believe that a meeting to discuss various unidentified potential strategic alternatives would not be productive."

        We concluded that continuing to pursue a meeting under the conditions stated in the Company's email was not likely to be fruitful. As of April 20, 2005, no meeting between K Capital and the Company has occurred.

        In April 2005, we concluded that the Board would benefit by adding a person such as Mr. Meyer to the Board. On April 8, 2005, the last business day on which the Company's Bylaws permit stockholders to nominate candidates for the Board, we nominated Mr. Meyer in writing, filed preliminary proxy materials with the Securities and Exchange Commission and issued a press release.

WHY YOU SHOULD VOTE FOR MR. MEYER AS A DIRECTOR

        We urge you to elect Mr. Meyer to the Board because we believe that election of a new member to OfficeMax's Board would be beneficial to the Company and its shareholders for the reasons set forth in this section. In particular, we believe that electing a new director who is unaffiliated with the Company's past should provide a new voice and fresh perspective. Mr. Meyer has indicated that he intends to call on the Board to give comprehensive consideration, through an open-minded deliberative process, to creating value for shareholders. We have not asked Mr. Meyer to be an advocate for any narrow, programmatic set of proposed remedies for the Company's current challenges.

        We believe that the Board's role in a public company is to set policies and strategies and to provide oversight to the management team as they execute and implement the agreed business plan. We believe that the Board of OfficeMax has fallen short in its oversight of management and the Company. While we welcome the recently announced impending departure of George Harad from the Board and consider the addition of a new CEO to be a step forward, we believe that neither of these changes fully addresses historic shortcomings at the board level. While we believe that these shortcomings could be addressed through a sale of the business, we also recognize that they can be addressed by improving the performance of the Board.

        The performance issues that have raised our concerns about the Board's stewardship include the following:

  •
  Executive Compensation: Based on the information provided in proxy material from Boise Cascade and OfficeMax (as appropriate) George Harad's total compensation(1) since 1995, his first full year as CEO, exceeds $55 million, while the ten-year total return earned by OfficeMax shareholders since December 30, 1994 was less than the risk-free rate(2). We believe that this disconnect between executive compensation and shareholder returns is inappropriate and should have been remedied.

(1)
Total compensation includes salary, bonus, restricted stock, options, long-term incentive plans, amounts payable on his retirement in June 2005 and other compensation as described in the proxy statements for Boise Cascade Corporation and OfficeMax Incorporated for the relevant years.

(2)
Annualized total return to shareholders from December 30, 1994—December 31, 2004, including dividends and assuming reinvestment of dividends, was 3.6%. Over the same period, the annualized return from an investment in 3-month T-bills was 4.1%. (Source: Bloomberg)

•
Operating and Financial Performance: During the course of 2004, the profitability and margins of the Company's office products business have rapidly deteriorated. Specifically, on March 14, 2005 the Company announced that the operating profits from its office products business for 2004 were $129.7 million. This was more than 40% below the mid-point of the Company's $210-$240 million initial guidance. Furthermore, reported office products operating margins declined from 3.2% to 0.1% from the fourth quarter of 2003 to the fourth quarter of 2004 while similar margins increased at Office Depot and Staples over the same period. We believe that the performance of the Company's competitors indicates that the Company's financial results are attributable to the Company's own performance rather than industry trends.

•
Management Turnover: The Company has seen an exodus of senior personnel as well as the loss of several employees in connection with the Company's investigation into its accounting for vendor income. Specifically:

•
On January 6, 2005 the Company announced the resignation of Gary Peterson, president of the retail division.

•
On January 12, 2005 the Company announced the resignation of Brian Anderson, chief financial officer. Mr. Anderson had joined the Company just two months before.

•
On February 14, 2005 the Company announced the resignation of Christopher Miliken, president and chief executive officer.

•
Also on February 14, 2005 the Company announced that a total of six employees had been terminated for cause in connection with the investigation.

        We believe that the election of Mr. Meyer as a new director who has no prior ties to the Company and was not involved in the Board's past decisions would be beneficial to the Company and its shareholders because:

  •
  We believe that his lack of any ties to past Board decisions should enable him to look at Company strategy without being influenced by any sense of prior commitment to such decisions and to add a fresh perspective to his input and oversight as a director, and

  •
  We believe that Mr. Meyer's considerable experience with public companies, as described under "Biographical Information," demonstrates a commitment to generating shareholder value and affords a basis for him to bring his own experienced perspective to the Board.

        All current nominees, other than Mr. Meyer, are incumbent directors. As such, they have taken part in Board deliberations, and voted on policy decisions, during their tenure as directors, ranging from less than one year to more than 15 years. All have been placed on the Company's slate of nominees by a nominating committee which is composed of incumbent directors. Like all of the current directors, other than George Harad, Mr. Meyer satisfies the definition of independence promulgated by the New York Stock Exchange. Unlike the current directors, however, having been unaffiliated with the Company's decision-making, Mr. Meyer possesses another type of independence which we consider valuable in terms of being able to take a fresh look at the Company's policies and strategy.

        Mr. Meyer will not be in a position, however, to effect any action without the support of at least six or more of the incumbent members of the Board. There can be no assurance that the incumbent members of the Board will vote with Mr. Meyer on any matter. If elected, Mr. Meyer will be subject to a fiduciary duty to act in the best interests of all of the OfficeMax shareholders.

        YOUR VOTE IS IMPORTANT. PLEASE SIGN, DATE AND PROMPTLY MAIL THE ENCLOSED GREEN PROXY CARD IN SUPPORT OF K CAPITAL'S NOMINEE, KARL L. MEYER.

MATTERS TO BE CONSIDERED AT THE ANNUAL MEETING

Election of Directors

        K Capital has nominated Karl L. Meyer, whose biography appears below, for election at the Annual Meeting. In the event Mr. Meyer should become unavailable or unable to serve as a director, it is intended that votes will be cast for a substitute nominee designated by K Capital, to the extent legally permissible. K Capital has no reason to believe that Mr. Meyer will be unable to serve if elected. Mr. Meyer has consented to being named in this Proxy Statement and to serve if elected. There can be no assurance as to whether any of the other incumbent directors would serve with Mr. Meyer if Mr. Meyer is elected.

Biographical Information

        Karl L. Meyer, age 67, retired in December 2004, having been chairman of the board and president of Ermis Maritime Holdings Limited, a private holding company which owned and operated ocean going tankers. Mr. Meyer was brought in at the request of Ermis bondholders to manage the company through a liquidation process which was concluded in 2004. Mr. Meyer had served in such capacity since February 2001. Previously, he held similar positions and was a 10% shareholder in two publicly-traded companies, Homeport Bancorp, Inc. (NASDAQ: HPBC), a single bank holding company owning The Nantucket Bank, from April 1991 to December 2000, and Marine Transport Lines, Inc., the owner and operator of 58 vessels, from April 1986 to December 1989. During Mr. Meyer's tenure, HPBC was merged with Seacoast Financial Services Corporation (NASDAQ: SCFS) and MTL was sold to private investors. Shareholders received cash in both of these transactions.

        Mr. Meyer has been a Managing Director of Diogenes Management Company, an investment advisory company, since July 1995. He has served as a director of three other public companies, Stelmar Shipping Inc. (NYSE: SJH) from the date of its initial public offering in March 2001 to November 2002, accepting appointments as chairman of its audit committee and member of its remuneration committee, as a director of BT Shipping Limited (NASDAQ: BTBT) from 1994 to 1996 and as a director of Computer Horizons Corp. (NASDAQ: CHRZ) from April 2003 through May 2004.

        Earlier in his business career, Mr. Meyer was responsible for the acquisition of Bulk Transport and affiliates, now OMI Corp. (NYSE: OMM) by Ogden Corporation (NYSE: OG) and the formation of SSI Navigation Inc., a subsidiary of Itel Corporation (Amex: ITEL). Mr. Meyer holds a MBA degree from Harvard Business School ("HBS") and a BS degree and a Doctorate (honorary) degree from Massachusetts Maritime Academy ("MMA"). He is a member of the Executive Committee of the Wall Street Council of Boston College, chairman of the Board of Visitors of MMA and a member of Applecore Partners, an organization of classmates from HBS dedicated to improving education.

        K CAPITAL RECOMMENDS THAT YOU VOTE "FOR" MR. MEYER ON THE ENCLOSED GREEN PROXY CARD.

        Mr. Meyer is a United States citizen. Mr. Meyer has not had any business relationships with OfficeMax or K Capital over the past five years. K Capital intends to support Mr. Meyer's candidacy by soliciting proxies in his favor and, in turn, Mr. Meyer has agreed to be named as a nominee and to serve as a director if elected by the stockholders. Beyond that, there are no arrangements or understandings between K Capital and Mr. Meyer in connection with his nomination. K Capital also does not have any arrangement or understanding with Mr. Meyer with respect to any future employment or with respect to any future transactions to which K Capital or its affiliates will or may be a party. If elected, Mr. Meyer will be eligible to receive compensation for his service on the OfficeMax Board of Directors as more fully described in the Company's definitive proxy statement filed with the Securities and Exchange Commission on April 1, 2005. Mr. Meyer is not related to any of the Company's directors or to any of the Company's executive officers.

        For information about the incumbent directors whom the Company has proposed for re-election, and other matters, you should carefully read the Company's definitive proxy statement for the Annual Meeting.

Interests of K Capital

        Each of K Capital Offshore Master Fund (U.S. Dollar), L.P. and Special K Capital Offshore Master Fund (U.S. Dollar), L.P. is an investment partnership organized as a Cayman Islands exempt limited partnership. Each such partnership acts through its general partner, K Capital Partners, LLC. The principal business address of K Capital Partners, LLC is 75 Park Plaza, Boston, Massachusetts 02116 and its telephone number is (617) 646-7700.

        K Capital believes that none of Mr. Meyer, K Capital or any of their affiliates or associates has any substantial interest, direct or indirect, by security holdings or otherwise, in any matter to be acted upon at the Annual Meeting, other than their belief that Mr. Meyer's election as a director will benefit all shareholders. K Capital does not believe that it would receive from the election of Mr. Meyer any extra or special benefit not shared on a pro rata basis by all other holders of the Company's stock.

        If Mr. Meyer is elected, K Capital does not intend to seek reimbursement from the Company for its costs in connection with soliciting proxies for the Annual Meeting.

Other Matters to be Considered at the Annual Meeting

        Two additional matters are to be voted on at the Annual Meeting:

  •
  appointment of KPMG as the Company's independent accountants for 2005; and

  •
  a shareholder proposal regarding declassification of the Company's Board of Directors.

        The Company's definitive proxy statement for the Annual Meeting provides information about these two matters, including a supporting statement by the proponents of the declassification proposal and the Company's statement in opposition. You should carefully read the Company's proxy statement in regard to these two matters.

        We have reviewed the arguments made by the proponents of the declassification proposal and by the Company and we believe that the declassification proposal would be beneficial to the Company's shareholders. We also plan to vote in favor of the appointment of KPMG LLP as the Company's independent accountants.

        K Capital is not aware of any other matters that may properly come before the Annual Meeting. If, however, any other matters, not referred to in this Proxy Statement, properly come before the Annual Meeting, the persons named in the enclosed form of proxy will vote such proxies in accordance with their judgment on such matters.

VOTING OF PROXIES AND RELATED MATTERS

Voting of Proxies

        All properly executed and unrevoked proxies that are received in time for the meeting will be voted at the Annual Meeting or any adjournment thereof, by the individuals named on the card, in accordance with any specifications therein. If no specifications are made on proxies submitted to us, they will be voted "FOR" electing Mr. Meyer as a director, rather than Carolyn M. Ticknor, an incumbent director, "FOR" the Company's additional nominees—Warren F. Bryant, Francesca Ruiz de Luzuriaga, David M. Szymanski and Ward W. Woods, "FOR" the declassification proposal and "FOR" the appointment of KPMG LLP as the Company's independent accountants. K Capital is not supporting the election of Ms. Ticknor for the following reasons:

  •
  it is necessary to oppose at least one incumbent director in order to vote for Mr. Meyer,

  •
  two of the incumbents are the lead independent director and the chair of the audit committee, and we did not think it appropriate to deprive the Company of continuity in these roles,

  •
  of the remaining three incumbents, two have retail experience, which we did not want to deprive the Company of, and have participated in board decision-making for less than a year, and

  •
  Ms. Ticknor is the remaining incumbent.

        There is no assurance that any of the Company's nominees will serve as directors if Mr. Meyer is elected to the Board due to liability or other concerns.

Required Votes

        The Company has stated in its definitive proxy statement for the Annual Meeting that:

        A quorum is necessary to hold a valid meeting. A quorum will exist if shareholders holding a majority of the shares issued and outstanding and entitled to vote at the meeting are present in person or by proxy. The five nominees who receive the greatest number of votes at the Annual Meeting will be elected as directors. The proposal for appointing KPMG as the Company's independent accountant for 2005 will be approved if the number of votes cast in favor of the proposal exceeds the number of votes cast against the proposal. The shareholder proposal regarding the Company's classified board will be approved if the votes for the proposal exceed the votes against the proposal. Reinstating an annual election for directors will not automatically occur if the classified board proposal is approved. Eliminating board classification requires a formal amendment to the Company's Certificate of Incorporation which requires approval by at least 80% of the outstanding shares entitled to vote. Abstentions and withheld votes do not count as votes cast either for or against the directors, the appointment of the Company's independent auditor, or the shareholder proposal. Broker non-votes do not count as votes cast either for or against the shareholder proposal.

Revocation of Proxies

        Any person who is a shareholder of record may revoke or change their proxy instructions at any time prior to the vote at the Annual Meeting. To do so, a person may:

  •
  attend the Annual Meeting and withdraw his or her proxy by voting in person; or

  •
  submit a properly executed GREEN proxy card that will revoke all prior proxy cards, including any white proxy cards which solicit a proxy in favor of the incumbent directors with respect to such matters.

 SHARES OF THE COMPANY HELD BY K CAPITAL,
ITS NOMINEE AND CERTAIN OTHER PERSONS

        The following table sets forth, as of March 31, 2005, the number and percentage of outstanding shares of Common Stock beneficially owned by the K Capital companies and Mr. Meyer:

Name of Beneficial Owner	Number of Shares Beneficially Owned(1)	Percentage of Shares Beneficially Owned
K Capital Offshore Master Fund (U.S. Dollar), L.P. Special K Capital Offshore Master Fund (U.S. Dollar), L.P. K Capital Partners, LLC(2) Harwich Capital Partners, LLC(2) Abner Kurtin(2)	5,795,800	6.2%
Karl L. Meyer	0	—
All above parties in the aggregate	5,795,800	6.2%

(1)
None of such persons holds options to purchase shares of Common Stock. None of such persons holds any shares of record but not beneficially.

(2)
K Capital Partners, LLC, as general partner of each of K Capital Offshore Master Fund (U.S. Dollar), L.P., Special K Capital Offshore Master Fund (U.S. Dollar), L.P., Harwich Capital Partners, LLC as managing member of K Capital Partners, LLC and Abner Kurtin as managing member of Harwich Capital Partners, LLC each may be deemed to beneficially own 5,795,800 shares of Common Stock.

        The following tables, which are derived from information contained in the Company's definitive proxy statement for the Annual Meeting, set forth information, as of March 31, 2005 (except as noted otherwise), as to the number and percentage of outstanding shares of common stock and Series D convertible preferred stock beneficially owned by (i) each person then known by the Company to own more than 5% of any class of the Company's the outstanding voting stock, (ii) each current director of the Company, (iii) each of the five most highly paid executive officers of the Company identified in such proxy statement and (iv) all current executive officers, nominees for director and directors of the Company as a group. K Capital does not make any representation as to the accuracy or completeness of the information contained in the Company's proxy statement or in the Company's annual report.

Directors and Executive Officers

        The directors, nominees for director, and executive officers of the Company furnished the following information to the Company regarding the shares of the Company's stock that they beneficially owned on December 31, 2004:

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Directors(1)	*
Warrant F. Bryant	1,472	*
Brian C. Cornell	1,415	*
Claire S. Farley	18,927	*
Rakesh Gangwal	20,372	*
Edward E. Hagenlocker	13,657	*
George J. Harad	1,720,693	1.69%
Gary C. Michael	20,297	*
Christopher C. Milliken	268,846	*
A. William Reynolds	38,861	*
Francesca Ruiz de Luzuriaga	18,582	*
Jane E. Shaw	28,402	*
David M. Szymanski	1,415	*
Carolyn M. Ticknor	11,585	*
Ward W. Woods	45,838	*

Other Named Executives(2)
Theodore Crumley	471,326	*
Gary J. Peterson	26,566	*
Michael D. Rowsey	66,409	*
Ryan T. Vero	13,201	*
Phillip P. DePaul	7,492	*
All directors, nominees for director, and executive officers as a group (1)(2)(3)	2,840,356	2.79%
*Less than 1% of class

(1)
Beneficial ownership for the directors includes all shares held of record or in street name, plus options granted but unexercised under the Director Stock Compensation Plan ("DSCP"), Director Stock Option Plan ("DSCP"), and OfficeMax Incentive and Performance Plan ("OMIPP"), described under "Director Compensation" in the Company's proxy statement. The number of shares subject to options under the DSCP included in the beneficial ownership table is as follows: Ms. Farley, 5,670 shares; Ms. Ruiz de Luzuriaga, 3,997 shares; Ms. Shaw, 10,817 shares; and Messrs. Bryant, 387 shares; Gangwal, 6,787 shares; Hagenlocker, 72 shares; Michael, 1,481shares; Reynolds, 11,276 shares; Woods, 18,253 shares; and directors as a group, 58,740 shares. The number of shares subject to options under the DSOP included in the beneficial ownership table is as follows: Ms. Farley, 6,500 shares; Ms. Ruiz de Luzuriaga, 9,500 shares; Ms. Shaw, 13,500 shares; Ms. Ticknor, 6,500 shares; and Messrs. Gangwal, 9,500 shares; Hagenlocker, 9,500 shares; Michael, 7,500 shares; Reynolds, 13,500 shares; Woods, 13,500 shares; and directors as a group, 89,500 shares. The number of shares subject to options under the OMIPP included in the beneficial ownership table is as follows: Ms. Farley, 3,000 shares; Ms. Ruiz de Luzuriaga, 3,000 shares; Ms. Shaw, 3,000 shares; Ms. Ticknor, 3,000 shares; and Messrs. Gangwal, 3,000 shares; Hagenlocker, 3,000 shares; Michael, 3,000 shares; Reynolds, 3,000 shares; Woods, 3,000 shares; and directors as a group, 27,000 shares. The number of restricted shares granted under the OMIPP included in the beneficial ownership table is as follows: Ms. Farley, 1,085 shares; Ms. Ruiz de Luzuriaga, 1,085 shares; Ms. Shaw, 1,085 shares; Ms. Ticknor, 1,085 shares; and Messrs. Bryant, 1,085 shares; Cornell, 1,415 shares; Gangwal, 1,085 shares; Hagenlocker, 1,085 shares; Michael, 1,085 shares; Reynolds, 1,085 shares; Szymanski, 1,415 shares; Woods, 1,085 shares; and directors as a group, 13,680 shares.

(2)
The beneficial ownership for these named executive officers includes all shares held of record or in street name, plus options previously granted but unexercised under the Key Executive Stock Option Plan, which was replaced by the OMIPP; interests in shares of common stock held in the OfficeMax Common Stock Fund by the trustee of the company's Savings and Supplemental Retirement Plan (which was renamed the OfficeMax Savings Plan effective January 1, 2005, and is referred to as the "Savings Plan"), a defined contribution plan qualified under Section 401(a) of the Internal Revenue Code: deferred stock units held under the 2001 Key Executive Deterred Compensation Plan; and restricted stock and restricted stock units granted under the OMIPP. The executive officers may vote the restricted stock but may not sell or transfer it during the maximum three-year restriction period. The restricted stock units do not have voting rights. For further information regarding vesting of the restricted stock and restricted stock units, see footnote 4 under the "Summary Compensation Table" in the Company's proxy statement. The following table indicates the nature of each named executive's stock ownership and also shows the number of shares of convertible preferred stock, Series D, held in the Employee Stock Ownership Plan ("ESOP") fund of the Savings Plan, which are not included in the beneficial ownership table.

	Common Shares Owned	Unexercised Option Shares	Restricted Stock/ Units	Deferred Stock Units	Savings Plan Shares	ESOP (Preferred Stock)
George J. Harad	6,611	1,393,900	260,300	49,403	10,479	874
Christopher C. Milliken	4,600	175,633	60,898	20,309	7,406	1,398
Theodore Crumley	1,247	369,500	74,200	4,271	22,108	885
Gary J. Peterson	3,881	0	22,103	0	582	0
Michael D. Rowsey	7,800	30,300	24,885	3,424	0	108
Ryan T Vero	2,280	0	10,114	0	807	0
Phillip P. DePaul	781	0	6,333	0	387	0
Executive officers as a group*	27,200	1,969,333	503,833	77,407	41,761	3,265

  *
  The Company's executive officers at December 31, 2004 included all of the Company's named executive officers, together with Brian P. Anderson, who served as the Company's Chief Financial Officer from November 11, 2004, until his resignation on January 11, 2005.

(3)
The Company's executive officers (individually or as a group) do not own more than 1% of the Company's Series D Preferred Stock (ESOP).

Ownership of More Than 5% of OfficeMax Stock

        As of March 31, 2005, the table below describes each person or entity, other than K Capital (as to which, see page 6 above), that the Company indicated in its definitive proxy statement that it knows to be the beneficial owner of more than 5% of any class of its voting securities.

	Voting Power		Investment Power
Name and Address of Beneficial Owner	Sole	Shared	Sole	Shared	Total amount of Beneficial Ownership	Percent of Class
Common Stock, $2.50 Par Value
Lord, Abbett & Co. LLC 90 Hudson Street Jersey City, NJ 07302	7,432,360	0	7,432,360	0	7,432,360	8.44%
Joint filing by
Capital Group International, Inc. Capital Guardian Trust Company 11100 Santa Monica Blvd. Los Angeles, CA 90025	4,019,650	0	5,900,680	0	5,900,680	6.3%
Convertible Preferred Stock, Series D (1) State Street Bank and Trust Company, as Trustee for the OfficeMax Incorporated
Employee Stock Ownership Plan (ESOP) 225 Franklin Street Boston, MA 02110	0		1,376,987	1,376,987	1,376,987	100%

(1)
The shares of preferred stock held by the ESOP represent approximately 1.5% of the company's voting securities outstanding as of December 31, 2004.

SOLICITATION AND EXPENSES

        In addition to the use of the mails, proxies may be solicited by personal interview, telephone, telegram and the internet by managers, officers and other employees of K Capital Partners, LLC, the general partner of K Capital, who will not be specially compensated for these services. K Capital has engaged Innisfree M&A Incorporated ("Innisfree") to serve as a proxy solicitor. Approximately 50 persons will be utilized by Innisfree in its solicitation efforts, which may be made by telephone, facsimile, telegram or the internet, or by personal interview. K Capital and/or its affiliates will pay Innisfree a fee of up to approximately $150,000 and will reimburse Innisfree for its reasonable out-of-pocket expenses. The entire expense of preparing, assembling, printing and mailing this proxy solicitation and related materials and the cost of soliciting proxies will be borne by K Capital. Although no precise estimate can be made at the present time, K Capital currently estimates that the total expenditures relating to the proxy solicitation incurred by K Capital may be approximately $750,000, of which approximately $            has been incurred to date.

        K Capital will also request that brokers, nominees, custodians and other fiduciaries forward soliciting materials to the beneficial owners of shares held of record by such brokers, nominees, custodians and other fiduciaries. K Capital will reimburse such persons for their reasonable expenses in connection therewith.

SHAREHOLDER PROPOSALS

Shareholder Proposals for the 2006 Annual Meeting

        The Company has indicated that if you wish to submit a proposal to be included in the Company's 2006 proxy statement, the Company must receive it no later than December 2, 2005. All other proposals to be presented at the meeting must be delivered to its corporate secretary, in writing, no later than February 15, 2006. According to the Company's Bylaws, your notice must include:

  •
  a brief description of the business you wish to bring before the meeting and the reasons for conducting the business at the meeting;

  •
  your name and address;

  •
  the class and number of shares of our stock that you beneficially own; and

  •
  any material interest you have in the business to be brought before the meeting.

        The chairperson of the meeting may disregard any business not properly brought before the meeting according to the Company's Bylaws.

FORWARD-LOOKING STATEMENTS

        Certain statements contained herein regarding matters that are not historical facts are forward-looking statements (as defined in the Private Securities Litigation Reform Act of 1995). Such forward-looking statements involve risks and uncertainties; consequently, actual results may differ materially from those expressed or implied thereby, including due to risk factors listed from time to time in OfficeMax's reports and filings with the Securities and Exchange Commission.

 APPENDIX I TO PROXY STATEMENT OF K CAPITAL

SUPPLEMENTAL INFORMATION

        K Capital is the beneficial owner of 5,715,800 shares of the Company's common stock at April     , 2005. As described below, other affiliates of K Capital are the beneficial owners of an additional 80,000 shares as of such date. K Capital does not hold any other shares of record.

        Under applicable regulations of the Securities and Exchange Commission, each of the two K Capital partnerships, their general partner, the managing member of their general partner, the managing member of such managing member and K Capital's nominee to the Company's Board of Directors (Mr. Meyer) are participants in the solicitation of proxies from the Company's other shareholders in favor of the election of Mr. Meyer. See "Other Participants."

        For purposes of the table below, K Capital Offshore Master Fund (U.S. Dollar), L.P. is abbreviated as "K Capital Offshore Master Fund" and Special K Capital Offshore Master Fund (U.S. Dollar), L.P. is abbreviated as "Special K Capital Offshore Master Fund."

Shares of Common Stock Acquired by K Capital Since January 1, 2003*

Entity	Date	No. of Shares
K Capital Offshore Master Fund	7/24/03	216930
Special K Capital Offshore Master Fund	7/24/03	83070
K Capital Offshore Master Fund	7/25/03	144620
Special K Capital Offshore Master Fund	7/25/03	55380
K Capital Offshore Master Fund	7/29/03	267547
Special K Capital Offshore Master Fund	7/29/03	102453
K Capital Offshore Master Fund	7/30/03	94003
Special K Capital Offshore Master Fund	7/30/03	35997
K Capital Offshore Master Fund	8/27/03	51074
Special K Capital Offshore Master Fund	8/27/03	17926
K Capital Offshore Master Fund	8/28/03	185050
Special K Capital Offshore Master Fund	8/28/03	64950
K Capital Offshore Master Fund	9/2/03	111030
Special K Capital Offshore Master Fund	9/2/03	38970
K Capital Offshore Master Fund	12/1/03	17731
Special K Capital Offshore Master Fund	12/1/03	6669
K Capital Offshore Master Fund	12/1/03	111912
Special K Capital Offshore Master Fund	12/1/03	42088
Special K Capital Offshore Master Fund	1/2/04	20850
Special K Capital Offshore Master Fund	1/2/04	47670
K Capital Offshore Master Fund	1/8/04	71479
Special K Capital Offshore Master Fund	1/8/04	33421
K Capital Offshore Master Fund	1/28/04	68140
Special K Capital Offshore Master Fund	1/28/04	31860
K Capital Offshore Master Fund	1/29/04	15263
Special K Capital Offshore Master Fund	1/29/04	7137
Special K Capital Offshore Master Fund	2/2/04	13382
Special K Capital Offshore Master Fund	2/2/04	17522

K Capital Offshore Master Fund	2/3/04	40045
Special K Capital Offshore Master Fund	2/3/04	20355
K Capital Offshore Master Fund	2/4/04	26255
Special K Capital Offshore Master Fund	2/4/04	13345
Special K Capital Offshore Master Fund	3/1/04	35574
Special K Capital Offshore Master Fund	3/1/04	40949
K Capital Offshore Master Fund	3/8/04	65410
Special K Capital Offshore Master Fund	3/8/04	40090
K Capital Offshore Master Fund	3/9/04	124000
Special K Capital Offshore Master Fund	3/9/04	76000
K Capital Offshore Master Fund	3/10/04	31000
Special K Capital Offshore Master Fund	3/10/04	19000
K Capital Offshore Master Fund	3/11/04	62000
Special K Capital Offshore Master Fund	3/11/04	38000
K Capital Offshore Master Fund	3/11/04	62000
Special K Capital Offshore Master Fund	3/11/04	38000
K Capital Offshore Master Fund	3/15/04	124000
Special K Capital Offshore Master Fund	3/15/04	76000
Special K Capital Offshore Master Fund	4/1/04	55081
Special K Capital Offshore Master Fund	4/1/04	33140
K Capital Offshore Master Fund	4/21/04	58520
Special K Capital Offshore Master Fund	4/21/04	41480
K Capital Offshore Master Fund	4/29/04	58520
Special K Capital Offshore Master Fund	4/29/04	41480
K Capital Offshore Master Fund	7/20/04	116400
Special K Capital Offshore Master Fund	7/20/04	83600
K Capital Offshore Master Fund	7/21/04	58200
Special K Capital Offshore Master Fund	7/21/04	41800
K Capital Offshore Master Fund	7/22/04	145500
Special K Capital Offshore Master Fund	7/22/04	104500
K Capital Offshore Master Fund	7/23/04	74263
Special K Capital Offshore Master Fund	7/23/04	53337
K Capital Offshore Master Fund	7/26/04	727500
Special K Capital Offshore Master Fund	7/26/04	522500
Special K Capital Offshore Master Fund	8/2/04	18700
Special K Capital Offshore Master Fund	8/2/04	55000
K Capital Offshore Master Fund	8/2/04	56520
Special K Capital Offshore Master Fund	8/2/04	43480
K Capital Offshore Master Fund	8/3/04	40016
Special K Capital Offshore Master Fund	8/3/04	30784
K Capital Offshore Master Fund	8/4/04	56520
Special K Capital Offshore Master Fund	8/4/04	43480

Other account managed by K Capital Partners	8/5/04	40000
K Capital Offshore Master Fund	8/5/04	84780
Special K Capital Offshore Master Fund	8/5/04	65220
Other account managed by K Capital Partners	8/16/04	40000
Special K Capital Offshore Master Fund	10/1/04	30458
K Capital Offshore Master Fund	10/14/04	110680
Special K Capital Offshore Master Fund	10/14/04	89320
K Capital Offshore Master Fund	10/15/04	55340
Special K Capital Offshore Master Fund	10/15/04	44660
K Capital Offshore Master Fund	10/18/04	78085
Special K Capital Offshore Master Fund	10/18/04	63015
K Capital Offshore Master Fund	10/19/04	358327
Special K Capital Offshore Master Fund	10/19/04	289173
K Capital Offshore Master Fund	10/19/04	96845
Special K Capital Offshore Master Fund	10/19/04	78155
K Capital Offshore Master Fund	11/1/04	33065
K Capital Offshore Master Fund	12/22/04	34282
Special K Capital Offshore Master Fund	12/22/04	26718
K Capital Offshore Master Fund	12/31/04	28100
Special K Capital Offshore Master Fund	12/31/04	21900
Special K Capital Offshore Master Fund	1/3/05	193043
K Capital Offshore Master Fund	1/5/05	128300
Special K Capital Offshore Master Fund	1/5/05	121700
K Capital Offshore Master Fund	2/23/05	774932
Special K Capital Offshore Master Fund	2/23/05	735068
Special K Capital Offshore Master Fund	4/1/05	297794

Shares of Common Stock Sold by K Capital*

Entity	Date	No. of Shares
K Capital Offshore Master Fund	12/3/03	26525
Special K Capital Offshore Master Fund	12/3/03	9975
K Capital Offshore Master Fund	12/3/03	115255
Special K Capital Offshore Master Fund	12/3/03	43345
K Capital Offshore Master Fund	1/2/04	20850
K Capital Offshore Master Fund	1/2/04	47670
K Capital Offshore Master Fund	2/2/04	13382
K Capital Offshore Master Fund	2/2/04	17522
K Capital Offshore Master Fund	3/1/04	35574
K Capital Offshore Master Fund	3/1/04	40949
K Capital Offshore Master Fund	4/1/04	55081
K Capital Offshore Master Fund	4/1/04	33140
K Capital Offshore Master Fund	4/2/04	58520

Special K Capital Offshore Master Fund	4/2/04	41480
K Capital Offshore Master Fund	4/6/04	117040
Special K Capital Offshore Master Fund	4/6/04	82960
K Capital Offshore Master Fund	4/7/04	58520
Special K Capital Offshore Master Fund	4/7/04	41480
K Capital Offshore Master Fund	4/16/04	24637
Special K Capital Offshore Master Fund	4/16/04	17463
K Capital Offshore Master Fund	4/19/04	33883
Special K Capital Offshore Master Fund	4/19/04	24017
K Capital Offshore Master Fund	4/27/04	761
Special K Capital Offshore Master Fund	4/27/04	539
K Capital Offshore Master Fund	7/30/04	116400
Special K Capital Offshore Master Fund	7/30/04	83600
K Capital Offshore Master Fund	8/2/04	18700
K Capital Offshore Master Fund	8/2/04	55000
K Capital Offshore Master Fund	8/6/04	395640
Special K Capital Offshore Master Fund	8/6/04	304360
K Capital Offshore Master Fund	8/9/04	84780
Special K Capital Offshore Master Fund	8/9/04	65220
K Capital Offshore Master Fund	8/17/04	11304
Special K Capital Offshore Master Fund	8/17/04	8696
K Capital Offshore Master Fund	8/18/04	113040
Special K Capital Offshore Master Fund	8/18/04	86960
K Capital Offshore Master Fund	8/19/04	33912
Special K Capital Offshore Master Fund	8/19/04	26088
K Capital Offshore Master Fund	9/24/04	84990
Special K Capital Offshore Master Fund	9/24/04	65010
K Capital Offshore Master Fund	9/27/04	84990
Special K Capital Offshore Master Fund	9/27/04	65010
K Capital Offshore Master Fund	9/27/04	125219
Special K Capital Offshore Master Fund	9/27/04	95781
K Capital Offshore Master Fund	9/28/04	84050
Special K Capital Offshore Master Fund	9/28/04	65950
K Capital Offshore Master Fund	10/1/04	30458
Special K Capital Offshore Master Fund	11/1/04	33065
K Capital Offshore Master Fund	1/3/05	193043
K Capital Offshore Master Fund	4/1/05	297794

*
Purchases and sales of shares prior to November 2004 reflect transactions in the Company's predecessor, Boise Cascade Corp.

Other Participants

Note: Unless otherwise specified, all of the following persons have a business address: c/o K Capital, LLC, 75 Park Plaza, Boston, MA 02116, and all information is as of April     , 2005.

1.
Name of Person: K Capital Partners, LLC

        Present Occupation: Investment manager (general partner of K Capital Offshore Master Fund (U.S. Dollar), L.P. and Special K Capital Offshore Master Fund (U.S. Dollar))

  Shares of common stock beneficially owned: 5,795,800(1)

2.
Name of Person: Harwich Capital Partners, LLC

        Present Occupation: Investment manager holding company (managing member of K Capital Partners, LLC)

  Shares of common stock beneficially owned: 5,795,800(2)

3.
Name of Person: Abner Kurtin

        Present Occupation: Investment management

  Shares of common stock beneficially owned: 5,795,800(3)

(1)
Includes (A) 2,635,555 shares held by K Capital Offshore Master Fund (U.S. Dollar), L.P., (B) 3,080,245 shares held by Special K Capital Offshore Master Fund (U.S. Dollar), L.P. and (C) 80,000 shares held by one or more separate accounts managed by K Capital Partners, LLC. Beneficial ownership is attributable to K Capital Partners, LLC solely as general partner or equivalent of investment partnerships or funds that hold shares of the Company's common stock.

(2)
Includes (A) 2,635,555 shares held by K Capital Offshore Master Fund (U.S. Dollar), L.P., (B) 3,080,245 shares held by Special K Capital Offshore Master Fund (U.S. Dollar), L.P. and (C) 80,000 shares held by one or more separate accounts managed by K Capital Partners, LLC. Beneficial ownership is attributable to Harwich Capital Partners, LLC solely as managing member of K Capital Partners, LLC.

(3)
Includes (A) 2,635,555 shares held by K Capital Offshore Master Fund (U.S. Dollar), L.P., (B) 3,080,245 shares held by Special K Capital Offshore Master Fund (U.S. Dollar), L.P. and (C) 80,000 shares held by one or more separate accounts managed by K Capital Partners, LLC. Beneficial ownership is attributable to Mr. Kurtin solely as managing member of Harwich Capital Partners, LLC.

        None of the shares of Common Stock owned by K Capital or its affiliates were purchased with borrowed funds. Except as described herein, no associate of the persons who may be deemed to be participants in such solicitation beneficially owns any securities of the Company and no person who may be deemed to be a participant owns any securities of any parent or subsidiary of the Company or is, or was within the past year, a party to any contracts, arrangements or understandings with any person with respect to any securities of the Company.

        No participant or associate of any participant in the proxy solicitation has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates or with respect to any future transactions to which the Company or its affiliates will or may be a party, nor is any such person a party adverse to the Company in any legal proceeding, and none of such persons has a material interest adverse to the Company in any such proceeding.

PROXY AND VOTING INSTRUCTION CARD

OFFICEMAX INCORPORATED
2005 ANNUAL MEETING OF SHAREHOLDERS

THIS PROXY AND THESE INSTRUCTIONS ARE SOLICITED BY K CAPITAL OFFSHORE MASTER FUND (U.S. DOLLAR) L.P. AND SPECIAL K CAPITAL OFFSHORE MASTER FUND (U.S. DOLLAR) L.P., (COLLECTIVELY, "K CAPITAL").

        The undersigned hereby appoints and constitutes each of Brian Steck, Robert Needham and Alan Miller (acting alone or together) as proxies, with full power of substitution in each, to represent the undersigned at the Annual Meeting of Shareholders of OfficeMax, Incorporated (the "Company") to be held on May 9, 2005 at 2:00 p.m. local time, and at any adjournment or postponement thereof, hereby revoking any proxies previously given, to vote all shares of Common Stock of the Company held or owned by the undersigned as directed below, and in their discretion upon such other matters as may come before the meeting. Shareholders holding shares through the Dividend Reinvestment Plan may use this card to designate proxies. If the undersigned is a current or former company employee, this card provides voting instructions to the Trustee for shares held in any company employee savings plan.

        IF NO DIRECTION IS MADE WITH RESPECT TO A PROPOSAL, THIS PROXY WILL BE VOTED OR INSTRUCTIONS WILL BE GIVEN AS FOLLOWS WITH RESPECT TO ANY SUCH PROPOSAL: (i) FOR KARL L. MEYER FOR DIRECTOR AND FOR THE PERSONS WHO ARE EXPECTED TO BE NOMINATED BY THE COMPANY (OTHER THAN CAROLYN M. TICKNOR), FOR DIRECTORS (WARREN F. BRYANT, FRANCESCA RUIZ DE LUZURIAGA, DAVID M. SZYMANSKI AND WARD W. WOODS), (ii) FOR PROPOSAL 2 AND (iii) FOR PROPOSAL 3. THIS PROXY WILL ALSO BE VOTED AT THE DISCRETION OF THE PROXY HOLDERS UPON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING. If the nominee for director is unable or declines to serve as director, this proxy will be voted for any nominee that K CAPITAL designates.

YOUR VOTE IS VERY IMPORTANT.

PLEASE SIGN, DATE AND MAIL YOUR PROXY TODAY

(CONTINUED AND TO BE SIGNED ON THE REVERSE SIDE.)

K CAPITAL RECOMMENDS A VOTE "FOR" THE ELECTION OF ITS NOMINEE AND "FOR" PROPOSALS 2 AND 3.

1.	To elect Karl L. Meyer as a director:	☐	☐
		FOR	WITHHELD

        K CAPITAL intends to use this proxy to vote FOR Mr. Meyer and for the persons who have been nominated by the Company to serve as directors, other than Carolyn M. Ticknor, for whom K Capital is NOT seeking authority to vote for and WILL NOT exercise any such authority. You may withhold authority to vote for one or more additional Company nominees, by writing the name of the nominee(s) below. The Company's additional nominees are Warren F. Bryant, Francesca Ruiz de Luzuriaga, David M. Szymanski and Ward W. Woods. You should refer to the proxy statement and form of proxy distributed by the Company for the names, background, qualifications and other information concerning the Company's nominees.

        There is no assurance that any of the Company's nominees will serve as directors if Mr. Meyer is elected to the board due to liability or other concerns.

        Write in below the names of any additional Company nominees (Warren F. Bryant, Francesca Ruiz de Luzuriaga, David M. Szymanski and Ward W. Woods) for whom authority to vote is withheld:

2.	Appointment of KPMG LLP as independent accountants for 2005.	☐	☐	☐
		FOR	AGAINST	ABSTAIN
3.	Shareholder proposal regarding declassification of the Company's board of directors.	☐	☐	☐
		FOR	AGAINST	ABSTAIN
Date
Signature(s) of Shareholder(s)
Title, if any
Signature (if held jointly)

Please sign exactly as your name(s) appear(s) hereon. If shares are issued in the name of two or more persons, all such persons should sign the proxy. A proxy executed by a corporation should be signed in its name by its authorized officers. Executors, administrators, trustees and partners should indicate their positions when signing.

QuickLinks

K CAPITAL OFFSHORE MASTER FUND (U.S. DOLLAR), L.P. SPECIAL K CAPITAL OFFSHORE MASTER FUND (U.S. DOLLAR), L.P. K CAPITAL PARTNERS, LLC HARWICH CAPITAL PARTNERS, LLC ABNER KURTIN KARL L. MEYER C/O K CAPITAL PARTNERS, LLC 75 Park Plaza Boston, MA 02116 (617) 646-7700 IMPORTANT RE: OFFICEMAX INCORPORATED ANNUAL MEETING OF SHAREHOLDERS ON MAY 9, 2005 K Capital Nominates Karl L. Meyer as an Independent Director At May 9, 2005 Annual Meeting of Shareholders
IMPORTANT
Innisfree M&A Incorporated 501 Madison Avenue, 20th Floor New York, NY 10022 Shareholders Call Toll-Free: (877) 825-8971 Banks and Brokers Call Collect: (212) 750-5833
PRIOR CONTACTS BETWEEN K CAPITAL AND THE COMPANY
WHY YOU SHOULD VOTE FOR MR. MEYER AS A DIRECTOR
MATTERS TO BE CONSIDERED AT THE ANNUAL MEETING
VOTING OF PROXIES AND RELATED MATTERS
SHARES OF THE COMPANY HELD BY K CAPITAL, ITS NOMINEE AND CERTAIN OTHER PERSONS
SOLICITATION AND EXPENSES
SHAREHOLDER PROPOSALS
FORWARD-LOOKING STATEMENTS
APPENDIX I TO PROXY STATEMENT OF K CAPITAL
PROXY AND VOTING INSTRUCTION CARD